EXHIBIT 20
                                Hechinger Company
                              1801 McCormick Drive
                                 largo, MD 20774
                                  301 341-1000

FOR IMMEDIATE RELEASE

 HECHINGER COMPANY, LEONARD GREEN & PARTNERS, LP AND KMART CORPORATION ANNOUNCE
       AGREEMENT TO FORM NATION'S THIRD LARGEST HOME IMPROVEMENT RETAILER

LARGO, MARYLAND -- July 17, 1997 -- Hechinger Company (Nasdaq-NNM: HECHA and HECHB), Leonard Green & Partners, LP and Kmart Corporation today jointly announced they have reached a definitive agreement to create the nation's third largest home improvement chain by combining Hechinger Company and Kmart's Builders Square.

Leonard Green & Partners will own 100 percent of the new company through an investment partnership it manages, although Kmart will receive a warrant to purchase a minority interest at a later date. Holders of Hechinger Company's Class A Common Stock and Class B Common Stock will receive $3.00 cash per share. With annual revenues in excess of $4.5 billion, the combined companies will have 279 stores in 29 states and the District of Columbia and locate its new headquarters at Hechinger's current offices in Largo, Maryland.

Anthony Petrillo, a seasoned retail executive with substantial turnaround experience, will serve as acting Chief Executive Officer of the new company. With more than 35 years experience in retailing, Petrillo has worked with Leonard Green & Partners in its retailing portfolio companies including Thrifty PayLess, Inc. since 1994.

Jonathan Sokoloff, a partner at Leonard Green & Partners, LP said, "We are excited by the opportunities to combine the companies into a strong number three player in the home improvement sector. We believe the combination provides major opportunities for expense savings, marketing synergies and improved purchasing power. We also have provided the new company with the financial flexibility to commit significant capital to refurbish, remodel and remerchandise its stores to improve customer service and revitalize business."

John W. Hechinger, Jr., Chairman and Chief Executive Officer of Hechinger Company, stated, "I believe a price of $3.00 per share for the outstanding A and B common shares of the company is fair. It represents a 100 percent premium over the Class A price the week prior to our announcement of a possible transaction. I am also pleased that the transaction reflects my belief that all common shareholders of Hechinger Company should be treated equally. The combined company will have the strength to be successful in our competitive industry and will provide opportunities for career growth for associates at both Hechinger and Builders Square."

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Kmart's Marvin P. Rich, Executive Vice President, Strategic Planning, Finance
and Administration, said, "We're pleased by the agreement and clearly recognize opportunity for the new company to create a large, financially sound home improvement business that will be competitive in markets nationwide."

Financing for the transaction is being arranged by The Chase Manhattan Corporation in conjunction with BankAmerica Business Credit, Inc. and Citicorp, USA, Inc. a subsidiary of Citibank.

The transaction is subject to receipt of customary regulatory approvals, receipt of bank financing and approval by the shareholders of Hechinger.

Kmart's Builders Square operates 162 home improvement stores primarily in the Midwest and Southwest with 1996 sales of approximately $2.4 billion.

Hechinger Company operates 117 home improvement stores (64 Hechinger stores, 52 Home Quarters Warehouse stores and one Better Space store) primarily in the Midwest and on the East Coast with 1996 sales of approximately $2.2 billion.

Leonard Green & Partners, LP is a Los Angeles-based private merchant banking firm that specializes in organizing, structuring and sponsoring management buyouts of established companies. In 1994, Leonard Green & Partners acquired PayLess Drug Stores Northwest, Inc. from Kmart and merged it with Thrifty Corporation to form Thrifty PayLess, Inc., the largest drug store chain on the West Coast, which late last year was acquired by Rite-Aid Corporation for total consideration of $2.5 billion. Leonard Green Partners, LP currently has in excess of $500 Million of private equity capital under management.

Contacts:         W. Clark McCelland
                  Executive Vice President
                  Chief Financial Officer
                  (301) 925-3005

                  Jonathan Sokoloff
                  Partner
                  Leonard Green & Partners, LP
                  (310) 954-0444

                  Shawn M. Kahia
                  Vice President, Corporate Affairs
                  Kmart Corporation
                  (810) 637-4201